®	METAL STORM LIMITED A.C.N. 064 270 006

METAL STORM ANNOUNCES DIRECTOR’S RESIGNATION

BRISBANE, AUSTRALIA – 12 November, 2004 – International ballistics company Metal Storm Limited (ASX trading code: MST and NASDAQ Small Cap ticker symbol MTSX)

Metal Storm today announced that Lt General Daniel Christman, US Army (retired) has resigned as a director of the company following recent heart surgery. General Christman joined the Metal Storm board as a non-executive director in June 2002.

Lt General Christman said “I have enjoyed enormously my association with the board of Metal Storm over the last two and a half years. I admire greatly what the company is doing and wish the directors and the company the very greatest success”.

Terry O’Dwyer, Metal Storm’s interim chairman, said General Christman has made an outstanding contribution to the board and his involvement will be missed.

“I’d like to acknowledge the importance of General Christman’s contribution towards the significant progress the company has made towards it key goal of securing commercial agreements for the uptake of its technology for the future.”

Mr O’Dwyer said the selection process for appointing a new chairman was progressing, and that a replacement for General Christman would be announced in due course.

Ends

Company Contact:	Investor Contact:	Media Contact:
Ian Gillespie	Frank Sufferini	Jamin Smith
Metal Storm Limited	Orient Capital	Phillips Group
TEL: 07 3221 9733	TEL: 02 9964 0200	TEL: 07 3230 5000
msau@metalstorm.com	sufferini@orientcap.com	jsmith@phillipsgroup.com.au

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About Metal Storm

Metal Storm Limited is a defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked round” technology. The company is headquartered in Brisbane, Australia and incorporated in the US, with offices in Washington DC and a defence engineering capability located in Seattle, operating as ProCam Machine LLC. The company has invented a ballistics technology that has no known conventional equivalent. Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Safe Harbour

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.